Global Economic & Investment Environment and Strategy

Roger J. Sit
CEO and Global Chief Investment Officer
Sit Investment Associates, Inc.

Presentation For
Sit Mutual Funds Shareholder Luncheon
Edina Country Club
Edina, Minnesota

July 12, 2023

Sit Mutual Funds

GLOBAL ECONOMIC & INVESTMENT ENVIRONMENT

I. Global and U.S. economies have been resilient; however, we expect a mild recession towards the end of 2023.

- Interest rate increases and quantitative tightening are having an impact, but economic slowing and decreasing inflation are taking longer than central bankers would like.
- More impact from earlier central bank actions still to materialize. Historically it takes 12 months for monetary policy actions to impact the economy. Material rate increases started June 2022.
- Fear of a central bank policy mistake leading to a recession is the major concern.
  - Demand destruction is occurring, but inflation is still staying too high so more accommodative monetary policy is not likely in the immediate term.
  - Interest rates likely peaked but could stay higher for longer.
- Two bank failures and a nervous banking system will further stifle growth.
- Anticipate a shallow recession in the U.S. in late 2023 with a return to growth in late 2024.

II. Markets are likely to be volatile throughout the rest of 2023 and improve in 2024.

- Investor focus is on the health of the economy and future path of interest rates.
- The market continues to wrestle with one of three anticipated scenarios:
  - Nirvana outcome - economic growth continues and the pace of inflation moderates back towards 2%, allowing the central banks to cut rates (estimate 5% likelihood).
  - A mild slowdown/recession - caused by a central bank policy mistake, forcing the central banks to cut rates, leading to an economic rebound (estimate 85% likelihood).
  - A severe recession - caused by a central bank policy mistake, forcing the central banks to meaningfully cut rates, eventually leading to a new economic cycle (estimate 10% likelihood).
- The difficulty and inability in the near term to determine the strength and timing of global economic conditions, and in turn corporate business activities, are resulting in ongoing market volatility; “risk off” and “risk on” days.
- Should have more clarity on economic conditions and interest rate path by late 2023. This clarity should calm the markets.

III. The markets are anticipating a lot of negative news/uncertainty and are looking past 2023 into 2024.

- Recession is the consensus view – waiting for one of the most anticipated global economic recessions in history.
- The market is an anticipatory (or discounting) mechanism and is now focused on conditions in 2024. With our expected return to growth in 2024, the stock market returns should improve and broaden.
- Equity market valuations on consensus estimates look reasonable relative to history and expected level of interest rates.
- Material moderating inflation data, slowing economic activity, and dovish central back monetary policies will be positive market catalysts.

GLOBAL INTEREST RATE INCREASES HAVE BEEN AGGRESSIVE TO REDUCE ECONOMIC ACTIVITY

Policy Rate Changes, Developed Markets


Japan
Switzerland
Sweden
Euro Area
Australia
Canada
Israel
United Kingdom
United States*
New Zealand
Year-End 2021 Rate
Current Rate
-1%
0%
1%
2%
3%
4%
5%
6%

Source: FactSet

** upper bound*

Global Short-Term Interest Rates*

Weighted by Share of World GDP


5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
PPP-Weighted, LHS
Market-Weighted, RHS
* Excludes Russia
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23

Source: FactSet

Pace of U.S. Monetary Tightening Cycles

Increase in Fed Funds Rate, Basis Points


1980-1981
1983-1984
1987-1989
1994-1995
1999-2000
2004-2006
2015-2018
2022-2023
600
500
400
300
200
100
0
0
5
10
15
20
25
30
35
40
Months

Source: Federal Reserve, CME Group

Global Central Bank Policy Rate Cycles


Number of Central Banks. . .
Hiking Rates
Cutting Rates
30
25
20
15
10
5
0
-5
-10
-15
-20
'73
'78
'83
'88
'93
'98
'03
'08
'13
'18
'23

Source: World Bank, Bank for International Settlements

Source: Factset 7/5/23, Federal Reserve, CME Group 7/5/23, World Bank, Bank for International Settlements 7/5/23

Sit Investment Associates

QUANTITATIVE TIGHTENING IS FURTHER TRYING TO REDUCE ECONOMIC ACTIVITY

U.S. Federal Reserve Assets
$ Trillion



$10T
$8T
$6T
$4T
$2T
$0T
U.S. Treasuries
Mortgage-Backed Securities
Other Assets
'09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23

Source: Federal Reserve

European Central Bank Assets
Euro, Trillion



10
9
8
7
6
5
4
3
2
1
0
Gold & Gold Receivables
Other Assets
Longer-Term Refinancing Operations
Securities Held for Monetary Policy Purposes
'13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23

Source: European Central Bank

Assets of Four Largest Central Banks
Trillions, in U.S. Dollars, 12-Month Change



$8T
$6T
$4T
$2T
$0T
-$2T
-$4T
Federal Reserve
European Central Bank
Bank of Japan
People's Bank of China
'13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23

Source: PBoC, BoJ, ECB, Federal Reserve

Developed Countries' Money Supply, M2
Y/Y Percent



25%
20%
15%
10%
5%
0%
-5%
-10%
'03 '05 '07 '09 '11 '13 '15 '17 '19 '21 '23

Source: FactSet

Source: Federal Reserve 7/5/23, European Central Bank 7/5/23, PBoC, BoJ, EC, Federal Reserve 7/5/23, Factset 7/5/23

Sit Investment Associates

CONSUMER DATA AND HOUSING SHOWING SLOWDOWN

U.S. Retail & Food Services Sales, ex. Autos
Seasonally-Adjusted, January 2018 = 100



150
140
130
120
110
100
90
80
Nominal
Real
Pre-Covid Trendline
2018
2019
2020
2021
2022
2023

Source: U.S. Census, Bureau of Economic Analysis

U.S. Real Personal Consumption Expenditures
Indexed, 12/31/12 = 100



160
150
140
130
120
110
100
90
135
130
125
120
115
110
105
100
95
Goods, LHS
Services, RHS
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23

Source: Bureau of Economic Analysis

U.S. Wholesale Trade Inventory-to-Sales Ratio
Seasonally-Adjusted



1.7x
1.6x
1.5x
1.4x
1.3x
1.2x
1.1x
1993
1998
2003
2008
2013
2018
2023

Source: U.S. Census Bureau

U.S. Single-Family Building Permits and Housing Starts
Seasonally-Adjusted Annualized Rate, Thousands



1,300k
1,200k
1,100k
1,000k
900k
800k
700k
600k
500k
Building Permits
Housing Starts
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23

Source: U.S. Census Bureau

U.S. Home Sales
Seasonally-Adjusted Annualized Rate, Thousands



1,100
1,000
900
800
700
600
500
400
300
200
100
7,000
6,500
6,000
5,500
5,000
4,500
4,000
3,500
New Homes, LHS
Existing Homes, RHS
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23

Source: U.S. Census Bureau, National Association of Realtors

Consumer Confidence
Normal = 100, Seasonally-Adjusted



106
104
102
100
98
96
94
92
90
U.S.
China
Euro Area
U.K.
Japan
OECD +6 NME
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23

Source: OECD

Source: Bureau of Economic Analysis 7/5/23, U.S. Census Bureau 7/5/23, National Association of Realtors 7/5/23, OECD 7/5/23

Sit Investment Associates

U.S. AVERAGE HOURS WORKED STARTING TO DECLINE



Average weekly hours vs. employment, change from February 2020
5%
Average hours worked
0
-5
Nonfarm payrolls
-10
-15
Feb. 2020
'21
'22
'23
Average weekly hours worked by nonagricultural workers
40 hours a week
39
38
37
SIX-MONTH MOVING AVERAGE
36
1980
'90
2000
'10
'20
Average weekly hours worked
PRIVATE SECTOR
RECESSION
36
35
34
MANUFACTURING
41
40
39
38
TRANSPORTATION AND WAREHOUSING
40
39
38
37
2019
'20
'21
'22
'23
CONSTRUCTION
40
39
38
37
RETAIL
32
31
30
29
LEISURE AND HOSPITALITY
27
26
25
24
Note: Seasonally adjusted
Source: Labor Department

Source: Wall Street Journal 6/20/23

PURCHASING MANAGER'S INDEX SHOWS SLOWING ACTIVITY

Manufacturing Purchasing Managers' Indices



65
60
55
50
45
40
35
World
Japan
U.K.
Euro Area
U.S.
China
Expanding
Contracting
2016
2017
2018
2019
2020
2021
2022
2023

Source: S&P Global

Services Purchasing Managers' Indices



65
60
55
50
45
40
35
Euro Area
U.S.
China
Japan
U.K.
World
Expanding
Contracting
2016
2017
2018
2019
2020
2021
2022
2023

Source: S&P Global

Global Short-Term Interest Rates vs Manufacturing PMI



60
55
50
45
40
35
Inverted Scale
0.5%
1.0%
1.5%
2.0%
2.5%
3.0%
3.5%
4.0%
4.5%
'04
'06
'08
'10
'12
'14
'16
'18
'20
'22
'24
World Manufacturing Purchasing Mgrs Index, LHS
Global Short Rates, Mkt.-Weighted, 12M Lead, RHS

Source: S&P Global, FactSet

Purchasing Managers' Index vs Money Supply Growth

Euro Area



20%
15%
10%
5%
0%
-5%
-10%
Manufacturing PMI, RHS
Money Supply*, Y/Y%, 9M Lead, LHS
65
60
55
50
45
40
35
*M1 deflated by HICP
'00
'02
'04
'06
'08
'10
'12
'14
'16
'18
'20
'22
'24

Source: European Central Bank, S&P Global

Sit Investment Associates

Source: S&P Global, FactSet, European Central Bank 7/5/23

COMMERCIAL REAL ESTATE PRESSURES PRESENT CHALLENGE FOR BANKS AND U.S. ECONOMY

Change in U.S. bank deposits since January 2021, weekly*



$1.5 trillion
1.25
1.0
0.75
0.5
0.25
0
Large banks
SVB fails
Small banks
2021
'22
'23



Maturing Loans by Lender Type (in $Bn)
Banks
CMBS
Life Cos
GSE
Other
$600.0
$500.0
$400.0
$300.0
$200.0
$100.0
$0.0
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027

Source: Trepp, Morgan Stanley Research

U.S. C&I Credit Standards vs. Loan Growth



Net % Tightening*, Adv. 15M, LHS
C&I Loans, Y/Y%, RHS
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
30%
20%
10%
0%
-10%
-20%
-30%
Inverted Scale
* Senior Loan Officer Opinion Survey: Net Percent Tightening Standards for Commercial & Industrial Loans
'94
'99
'04
'09
'14
'19
'24E

Source: Federal Reserve

Small and medium-sized banks' share of all outstanding loans, by type



Commercial real estate
67%
Other consumer loans
48
Loans (overall)
38
Residential real estate
37
Commercial and industrial
28
Credit cards
27
Auto loans
15

Note: Small and medium-sized banks are domestically chartered banks that are smaller than the top 25 U.S. lenders
Source: Federal Reserve

Sit Investment Associates

Source: Trepp, Morgan Stanley Research 3/24/23, Federal Reserve 7/5/23, Wall Street Journal 3/20/23 & 6/13/23

FED'S FAVORITE INFLATION GAUGES SLOWING BUT NOT FAST ENOUGH?

U.S. PCE Price Index
Change from a Year Earlier



12%
10%
8%
6%
4%
2%
0%
Goods
Services
1/22
3/22
5/22
7/22
9/22
11/22
1/23
3/23
5/23

Source: Bureau of Economic Analysis

U.S. Core PCE Price Index
Y/Y Percent



10%
8%
6%
4%
2%
0%
-2%
-4%
Core PCE
Core Goods
Core Services (ex. Rent)
Rent of Shelter
2018
2019
2020
2021
2022
2023

Source: Bureau of Economic Analysis

U.S. Employment Cost Index
Y/Y Percent



8%
7%
6%
5%
4%
3%
2%
1%
0%
Recession
Total Comp.
Wages
Benefits
'03
'05
'07
'09
'11
'13
'15
'17
'19
'21
'23

Source: Department of Labor

U.S. Core PCE Services Inflation, ex. Housing
Y/Y Percent



6%
5%
4%
3%
2%
1%
0%
2018
2019
2020
2021
2022
2023

Source: Bureau of Economic Analysis

U.S. Average Hourly Earnings
All Employees, Total Private, Nominal, NSA



8%
7%
6%
5%
4%
3%
2%
1%
0%
3M% Annualized
Y/Y Percent
3MMA, Y/Y %
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23

Source: U.S. Department of Labor

U.S. Average Weekly Earnings
All Employees, Total Private, Nominal, NSA



8%
7%
6%
5%
4%
3%
2%
1%
0%
3M% Annualized
Y/Y Percent
3MMA, Y/Y %
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23

Source: U.S. Department of Labor

Source: Bureau of Economic Analysis 7/5/23, U.S. Department of Labor 7/5/23

Sit Investment Associates

INFLATION TOO HIGH GLOBALLY EXCEPT CHINA


China close to deflation as other large economies battle rising prices
Headline consumer price inflation, year-on-year change (%)
10
5
0
-5
2019
20
21
22
23
UK
Eurozone
US
Japan
China
Source: Wind

Source: Wall Street Journal 7/6/23

AGGRESSIVE RATE INCREASES CLOSE TO DONE?



Fed Keeps Upping the Ante but Close to Done
FOMC Median Fed Funds Rate Projections, Percent
2023E
2024E
0.6
n/a
1.0
1.8
1.6
2.0
2.8
2.8
3.8
3.4
4.6
3.9
5.1
4.1
5.1
4.3
5.6
4.6
6/21
9/21
12/21
3/22
6/22
9/22
12/22
3/23
6/23
Source: Federal Reserve



Real Fed Funds Rate Back to Restrictive
Real Fed Funds Rate
Percent
6%
4%
2%
0%
-2%
-4%
-6%
-8%
Recession
Fed Funds Less PCE
Fed Funds Less Core PCE
1993
1998
2003
2008
2013
2018
2023
Source: Federal Reserve, Bureau of Economic Analysis, NBER, 6/30/23



Implied Overnight Rate & Number of Hikes/Cuts
Maximize
Implied Policy Rate (%)
5.4
5.2
5.0
4.8
4.6
4.4
4.2
4.0
Number of Hikes/Cuts Priced In
1.0
0.0
-1.0
-2.0
-3.0
-4.0
Implied Policy Rate (%)
Number of Hikes/Cuts Priced In
Current
09/20/2023
12/13/2023
03/20/2024
06/12/2024
09/18/2024
12/18/2024

Source: Federal Reserve, Bureau of Economic Analysis, NBER 6/30/23, Bloomberg 7/10/23

LABOR MARKET NORMALIZING SLOWLY

Job Openings-to-Unemployed Ratio

Ratio



Openings-to-unemployed
Prepandemic v/u
3mma v/u
2.5
2.0
1.5
1.0
0.5
0.0
2018
2019
2020
2021
2022
2023

Source: BLS, Evercore ISI

JOLTS Hires Rate

Percent, SA



Hires rate
Prepandemic hires rate
3mma hires rate
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2018
2019
2020
2021
2022
2023

Source: BLS, Evercore ISI

Quits Rate

Percent



Quits rate
Prepandemic quits rate
3mma quits rate
3.5
3.0
2.5
2.0
1.5
1.0
2018
2019
2020
2021
2022
2023

Source: BLS, Evercore ISI

Unemployment rates in select countries



Eurozone
U.K.
U.S.
Japan
15%
13
11
9
6
4
2
0
2007
'10
'15
'20

Source: Evercore ISI 7/7/23

U.S. LABOR MARKET IS TIGHT, EXACERBATED BY RETIREMENTS & COVID



Sources of the Shortfall in Labor Market Supply
2022 Versus 2020
Million
8
7
6
5
4
3
2
1
0
Aging + Retirements
Immigration Restrictions
Covid-19 Health Concerns
Reduced Incentives to Work
Mandated Employee Vaccinations
Total
Source: Domash, A. and Lawrence H. Summers, 2022. "How Tight are the U.S. Labor Markets?" NBER Working Paper 29739.

U.S. Civilian Labor Force Participation Rate

By Age Group, Seasonally-Adjusted, 2/28/20 = 100



101
99
97
95
93
91
89
87
Ages 16-24
Ages 25-54
Ages 55+
2017
2018
2019
2020
2021
2022
2023

Source: Bureau of Labor Statistics

U.S. Nonfarm Payrolls

Monthly Change, 000



500
450
400
350
300
250
200
150
100
50
0
2011-2019 avg.
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
2022-2023

Unemployment Rate (%)



15
10
5
0
Recession
'73
'83
'93
'03
'13
'23

Labor Participation Rate (%)



64
63
62
61
60
'13
'15
'17
'19
'21
'23



The U.S.
Labor Force Participation Rate
2000 Through April 2023
%
68
67
66
65
64
63
62
61
60
00
01
02
03
04
05
06
07
08
09
10
11
12
13
14
15
16
17
18
19
20
21
22
23
Age and Retirement Rate Held Constant
Recessions
Participation With Feb. 2020 Ages Constant

Source: Empirical Research Partners 5/25/22, Department of Labor 7/5/23, Empirical Research Partners 5/19/23

Sit Investment Associates

WILL RETIREES COME BACK TO THE LABOR FORCE?


Percentage of 16+ U.S. Population That Is Retired
20%
19%
18%
17%
16%
15%
Actual
Predicted by St. Louis Fed's Model*
* based on pre-pandemic trends
≈ 2.4 million "excess retirees" versus model
'03 '05 '07 '09 '11 '13 '15 '17 '19 '21 '23
Source: Federal Reserve Bank of St. Louis, 6/22/23


Retired U.S. Population
Million
53 51 49 47 45 43 41 39 37 35 33
Actual
Predicted by St. Louis Fed's Model*
* based on pre-pandemic trends
≈ 2.4 million "excess retirees" versus model
'03 '05 '07 '09 '11 '13 '15 '17 '19 '21 '23
Source: Federal Reserve Bank of St. Louis

EXCESS SAVINGS REDUCED

U.S. Personal "Excess" Savings



$500B
$400B
$300B
$200B
$100B
$0B
-$100B
-$200B
$2.5T
$2.0T
$1.5T
$1.0T
$0.5T
$0.0T
Monthly, LHS
Cumulative, RHS
Apr-20
Jul-20
Oct-20
Jan-21
Apr-21
Jul-21
Oct-21
Jan-22
Apr-22
Jul-22
Oct-22
Jan-23
Apr-23

Source: Bureau of Economic Analysis, Sit Investment Associates

U.S. Personal Savings Rate

Savings as a Percent of Disposable Income



35%
30%
25%
20%
15%
10%
5%
0%
2012-2019 average = 7.4%
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23

Source: Bureau of Economic Analysis

Household Savings Rates

Percent of Disposable Income



25%
20%
15%
10%
5%
0%
2019
2020
2021
2022
U.S.
U.K.
Germany
France
Japan

Source: Factset, National Sources



How long would your emergency savings last?
Six months of expenses or more
Three to five months
No emergency savings
Less than three months
0
5
10
15
20
25
30
35
40%



What's a comfortable level of emergency savings?
None
Up to three months of expenses
Three to five months
Six months or more
0
10
20
30
40
50
60
70%



%
Delinquency rate for credit card borrowers, by age
%
20s
30s
40s
50s
60s
70s
5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Mar-03
Oct-03
May-04
Dec-04
Jul-05
Feb-06
Sep-06
Apr-07
Nov-07
Jun-08
Jan-09
Aug-09
Mar-10
Oct-10
May-11
Dec-11
Jul-12
Feb-13
Sep-13
Apr-14
Nov-14
Jun-15
Jan-16
Aug-16
Mar-17
Oct-17
May-18
Dec-18
Jul-19
Feb-20
Sep-20
Apr-21
Nov-21
Jun-22

Source: Bureau of Economic Analysis 7/5/23, FactSet & National Sources 4/30/23, Bankrate Poll May 19-22, Morgan Stanley 6/26/23

Sit Investment Associates

DEBT A GROWING CONCERN FOR THE CONSUMER


U.S. Household Debt by Category
Percent Change from Q3-2008 to Q1-2023
Largest to Smallest Amount Outstanding
Total
Mortgage
Student Loan
Auto Loan
Credit Card
Other
HELOC


Impact of Federal Student Loan Payment Freeze Ending, by HH Income (Among Federal Student Loan Holders)
I will not be able to make all of my monthly student loan payments
I will have enough money to make payments but will need to cut back on spending in other areas
I will have enough money to make payments without adjusting spending in other areas
6/16-19, '23
Under $50,000
$50,000 - $99,999
$100,000+
34%
37%
29%
47%
31%
21%
29%
41%
30%
14%
43%
43%


Nearly 27mn Americans have federal student loans in forbearance
Average balance in forbearance ($'000)
Recipients in forbearance (mn)
2013
20
23
Source: US Department of Education


Borrowers by total loan amount
2 million
Less than $5K
$5K to $10K
$10K to $20K
$20K to $40K
$40K to $60K
$60K to $80K
$80K to $100K
$100K to $200K
$200K+
24.3 million borrowers, 53% of the total, owe less than $20K
Borrowers by age and debt size
$5K
$10K
$20K
$40K
$60K
$80K
$100K
$200K
15% of all borrowers are 24 years old or younger, and more than three-quarters of those have less than $20K in debt
24 years or younger
25 to 34
35 to 49
50 to 61
62 and older
SHARE OF AGE'S BORROWERS
SHARE OF BORROWERS
Note: Federal student-loan borrowers
Source: Education Department

Source: Wells Fargo 6/26/23, Morgan Stanley 7/7/23, Financial Times 7/4/23, Wall Street Journal 7/1/23

Sit Investment Associates

U.S. PAYROLL GROWTH SLOWING



U.S. nonfarm payrolls, one-month change*
800 thousand
600
400
200
0
2019 average
2021
'22
'23
Share of employment gains* from...
100%
75
50
25
0
Healthcare and social assistance
Leisure and hospitality
Government
2022
'23
*3-month moving average
Note: Seasonally adjusted
Source: Labor Department

Source: Wall Street Journal 7/5/23

GLOBAL ECONOMIC OUTLOOK

Consensus Real GDP Growth Forecast
Y/Y%, Median



2022
2023E
12/31/21 Est.
5.1%
5.3%
5.6%
3.0%
4.9%
4.1%
2.0%
0.2%
4.1%
3.5%
2.3%
0.6%
4.0%
2.1%
2.5%
1.1%
2.5%
1.0%
1.4%
1.3%
China
U.K.
Euro Area
U.S.
Japan

Source: FactSet

Consensus Real GDP Growth Forecast
United States



4%
3%
2%
1%
0%
-1%
-2%
-3%
-4%
2.0%
1.4%
-0.1%
-0.4%
2.1%
1.3%
0.7%
Range
Wtd Avg
1Q23
2Q23
3Q23
4Q23
CY22
CY23
CY24
Q/Q %, SAAR
Y/Y %

Source: Bloomberg

The World Bank estimates that the global economy will grow 2.1% this year, and forecasts growth of 2.4% in 2024.



Change in GDP from a year earlier
World
U.S.
Euro area
Japan
China
Emerging market and developing economies*
6%
4
2
0
-2
-4
-6
2020
'24
'20
'24
'20
'24
'20
'24
'20
'24
'20
'24

*Excluding China
Note: GDP for 2023 are estimates; 2024 are forecasts. Adjusted for inflation, and calculated using GDP weights at average 2010-19 prices and market exchange rates.
Source: World Bank

Sit Investment Associates

Source: Factset Research Systems 7/5/23, Bloomberg 7/5/23, Wall Street Journal 6/7/23

PRIOR U.S. RECESSION COMPARISONS

Peak-to-Trough GDP % & Duration of Prior Recessions



1973
1980
1982
1990
2001
2007
2020
0%
-4%
-8%
-12%
-2.7%
-2.2%
-2.6%
-1.4%
-0.2%
-3.8%
-9.6%
U.S. GDP Peak-to-Trough Growth, %
Recession Duration, Months
20
15
10
5
0
16
6
16
8
8
18
2

Source: FactSet, NBER

Payrolls, change from peak to trough, by recession*



-25%
-20
-15
-10
-5
0
1990
2001
2007
2020
Blue-collar industries
White collar

*Seasonally adjusted. Blue collar includes mining, construction, manufacturing, retail warehousing, and leisure and hospitality. White collar includes information, finance and professional and business services. Source: Labor Department.

Source: FactSet, NBER 3/31/23, Wall Street Journal 1/9/23

MARKETS DEFY EXPECTATIONS, BUT OUTLOOK REMAINS MURKY



Nasdaq's performance, first half of the year
50%
25
0
-25
31.7%
1972
'80
'90
2000
'10
'20
'23
Index performance, year to date
30%
20
10
0
-10
Nasdaq Composite
S&P 500
Dow Industrials
Jan.
Feb.
March
April
May
June
Investors' response when asked, 'What do you consider the biggest tail risk?'
High inflation keeps central banks hawkish
36%
Bank credit crunch & global recession
22
Geopolitics worsen
17
Systemic credit event
13
AI/tech bubble
9
Sources: Dow Jones Market Data (Nasdaq, first half); FactSet (indexes); Bank of America global fund manager survey



S&P 500 - 2022 Performance vs. YTD 2023
as of 7/7/23
80%
60%
40%
20%
0%
-20%
-40%
-60%
Top 50 2022 Performers
Bottom 50 2022 Performers
2023 Total Return
2022 Total Return



Total Return (%) - S&P 500
70%
60%
50%
40%
30%
20%
10%
0%
17.1%
60.3%
4.1%
Total
FAANG + MNT*
REST OF MARKET

FAANG + MNT contributed 80% of the total S&P 500 Return Year-to-Date

*FAANG + MNT includes: META, AMZN, AAPL, NFLX, GOOG/GOOGL, MSFT, NVDA, and TSLA

U.S. MARKET HAS ALWAYS HAD A NARROW LEADERSHIP, BUT MORE EXTREME THIS YEAR


75
70
65
60
55
50
45
40
35
30
25
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
% of stocks outperforming index: SPX
SXXP

(The S&P 500) (The STOXX Europe 600)

Source: Bloomberg, Barclays Research


Rebased, 12/31/22 = 100
120
115
110
105
100
95
S&P 500
S&P 500 Equal Weight
Jan
Feb
Mar
Apr
May
Jun
Jul

Source: FactSet, 6/30/23


S&P 500 Index Price Returns
12/31/22 = 100
170
160
150
140
130
120
110
100
90
"Magnificent Seven"*
S&P 500 (ex. "Magnificent Seven")
*Alphabet, Amazon, Apple, Meta, Microsoft, Nvidia, & Tesla
Jan-23
Feb-23
Mar-23
Apr-23
May-23
Jun-23


Percentage of S&P 500 Stocks Outperforming Index
53%
52%
48%
54%
46%
46%
48%
37%
48%
59%
29%
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
YTD '23

Source: FactSet, 6/30/23

Sit Investment Associates

Source: Barclay's 6/22/23, Factset Research Systems 6/30/23

INVESTOR FUND FLOWS

52wk Cumulative Equity Fund Flows



100,000
80,000
60,000
40,000
20,000
0
-20,000
-40,000
-60,000
-80,000
-100,000
US$mn
Global
Western Europe
North America
All EM
7/6/2022
10/6/2022
1/6/2023
4/6/2023

52wk Cumulative fund flows to equity vs bond fund



150,000
100,000
50,000
0
-50,000
-100,000
US$mn
All Equity Equity Funds
All Bond Funds
All EM Equity Funds
All EM Bond Funds
7/6/2022
10/6/2022
1/6/2023
4/6/2023

Source: Citi Research 7/6/23

MULTIPLE EXPANSION ACCOUNTED FOR MARKET INCREASE SO FAR IN 2023

Price/Earnings Ratio × Earnings = Price

Therefore, for Price to Increase:

- Price/Earnings Ratio Has to Expand and/or
- Earnings Have to Increase

S&P 500 Price Returns, Contribution from EPS and PE


60%
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
'90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23E
Price Chg Driven by EPS
Price Chg Driven by P/E
S&P 500 Price Change

S&P 500 PE Ratio vs U.S. Treasury Yield


24x
23x
22x
21x
20x
19x
18x
17x
16x
15x
14x
0.0%
0.5%
1.0%
1.5%
2.0%
2.5%
3.0%
3.5%
4.0%
4.5%
S&P 500 NTM PE, LHS
10Y Treasury Yld., RHS
10Y Treasury Yield
Inverted Scale
2018
2019
2020
2021
2022
2023

Source: FactSet

U.S. Excess Liquidity*

Y/Y Percent


30%
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
*Real liquidity (M2 plus equity & bond mutual funds) minus industrial production growth rates
'03 '05 '07 '09 '11 '13 '15 '17 '19 '21 '23

Source: Federal Reserve, Investment Company Institute

Source: FactSet 7/5/23, U.S. Federal Reserve, Investment Company Institute 7/5/23

S&P 500 CONSENSUS EPS TRENDING LOWER, BUT OK

1Q 2023 EPS Results, by S&P 500 Sector (% Reported)


Technology (95%)
87%
Energy (100%)
87%
Industrials (100%)
87%
Materials (100%)
86%
Con. Staples (84%)
81%
Con. Disc. (100%)
83%
Health Care (97%)
80%
Telecom (100%)
74%
Real Estate (100%)
71%
Financials (99%)
62%
Utilities (100%)
60%
Beat
In Line
Miss

Source: FactSet

Positive EPS Surprises
S&P 500 Index


90%
85%
80%
75%
70%
65%
60%
10-Year Average
2018
2019
2020
2021
2022
2023

Source: Factset

S&P 500 Consensus EPS Estimates
Bottom-Up, Calendar Year


$280
$260
$240
$220
$200
$180
$160
$140
$120
2024E
2023E
2022
2021
2020
245
+12%
219
+1%
206
+50%
216
+5%
137
-14%
2018
2019
2020
2021
2022
2023
2020
2021
2022
2023E
2024E

Source: FactSet

65% of European Companies have beaten EPS estimates in Q1 - Higher than the 51% historic average

% of companies beating estimates


75
70
65
60
55
50
45
40
35
30
2012Q1
2012Q2
2012Q3
2012Q4
2013Q1
2013Q2
2013Q3
2013Q4
2014Q1
2014Q2
2014Q3
2014Q4
2015Q1
2015Q2
2015Q3
2015Q4
2016Q1
2016Q2
2016Q3
2016Q4
2017Q1
2017Q2
2017Q3
2017Q4
2018Q1
2018Q2
2018Q3
2018Q4
2019Q1
2019Q2
2019Q3
2019Q4
2020Q1
2020Q2
2020Q3
2020Q4
2021Q1
2021Q2
2021Q3
2021Q4
2022Q1
2022Q2
2022Q3
2022Q4
2023Q1

Data is factset estimate data for the constituents of the MSCI Europe Index.
Source: MSCI, Factset estimates, Bernstein analysis

Source: FactSet Research Systems 7/5/23, Bernstein Research 5/18/23

Sit Investment Associates

S&P 500 VALUATION TOWARDS HIGHER END OF RANGE IN 2024

S&P 500 Forward P/E
Data Through July 7, 2023
(Based on 2023 Estimates)



P/E Ratio
29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
15%
13%
11%
9%
7%
5%
3%
1%
-1%
-3%
P/E
Standard Deviation
Current Valuation
Average P/E
Standard Deviation
Consumer Price Index
62 64 66 68 70 72 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08 10 12 14 16 18 20 22

Note: Operating EPS used to calculate P/E after 12/84; last month CPI is estimated. The current valuation of 20.3x is based on 2023 est. operating EPS of $216.59

S&P 500 Forward P/E
Data Through July 7, 2023
(Based on 2024 Estimates)



P/E Ratio
29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
15%
13%
11%
9%
7%
5%
3%
1%
-1%
-3%
P/E
Standard Deviation
Current Valuation
Average P/E
Standard Deviation
Consumer Price Index
62 64 66 68 70 72 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08 10 12 14 16 18 20 22

Note: Operating EPS used to calculate P/E after 12/84; last month CPI is estimated. The current valuation of 18.1x is based on 2024 est. operating EPS of $242.80

Source: Factset Research Systems 7/7/23

Sit Investment Associates

EQUITY VALUATIONS REASONABLE GLOBALLY

Global Prospective P/E

World forecast PE is currently at 17.3



17.3 as of 16-Jun-23
Prospective PE
28.0
26.0
24.0
22.0
20.0
18.0
16.0
14.0
12.0
10.0
8.0
88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 23

US PE Ratio Since 1920 by Different Inflation Buckets



Average PE Ratio (LHS)
Observations (RHS)
23
21
19
17
15
13
11
9
7
25
20
15
10
5
0
<0%
0% to 1%
1% to 2%
2% to 3%
3% to 4%
4% to 5%
5% to 6%
6% to 7%
>7%

Source : GFD, Deutsche Bank



MSCI EM (Emerging Markets) - PE - NTM
MSCI USA - PE - NTM
MSCI World ex USA - PE - NTM
24x
22x
20x
18x
16x
14x
12x
10x
8x
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23

Sit Investment Associates

Source: Bank of America/Merrill Lynch 6/23/23, Deutsche Bank Research 9/26/22, FactSet Research Systems 7/7/23

U.S. EQUITY VALUATIONS REASONABLE EXCLUDING TECHNOLOGY SECTOR

	Current NTM P/E	20 yr avg NTM P/E	Premium/Discount to S&P 500		
			Current	20 yr avg	Spread
S&P 500	**19.0x**	**15.7x**			
S&P 500 / Information Technology -SEC	27.0x	17.1x	8.0	1.3	6.7
S&P 500 / Consumer Discretionary -SEC	27.7x	20.5x	8.7	4.7	3.9
S&P 500 / Consumer Staples -SEC	19.9x	17.5x	0.8	1.8	-0.9
S&P 500 / Industrials -SEC	18.7x	16.5x	-0.3	0.7	-1.1
S&P 500 / Materials -SEC	17.1x	15.2x	-1.9	-0.6	-1.3
S&P 500 / Health Care -SEC	16.9x	15.0x	-2.1	-0.7	-1.4
S&P 500 / Utilities -SEC	16.9x	15.4x	-2.1	-0.3	-1.8
S&P 500 / Financials -SEC	13.2x	12.9x	-5.8	-2.8	-3.0
S&P 500 / Communication Services -SEC	17.2x	17.4x	-1.8	1.7	-3.5
S&P 500 / Energy -SEC	10.7x	15.1x	-8.3	-0.6	-7.7

	Current NTM P/E	20 yr avg NTM P/E	Premium/Discount to S&P 500		
			Current	20 yr avg	Spread
S&P 500 / Semiconductors -SUB	28.9x	18.0x	9.9	2.3	7.6
S&P 500 / Software -IND	29.6x	19.8x	10.5	4.0	6.5
S&P 500 / Technology Hardware & Equipment -IG	25.6x	16.0x	6.6	0.3	6.3

Source: Factset Research Systems 7/7/23

U.S. EQUITY VALUATIONS REASONABLE EXCLUDING "MAGNIFICENT SEVEN"


P/E using FY1 Est.
50x
45x
40x
35x
30x
25x
20x
15x
10x
5x
0x
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
MAGNIFICENT SEVEN P/E using FY1 Est
REST OF MARKET P/E using FY1 Est
S&P 500 P/E using FY1 Est


P/E using FY2 Est.
40x
35x
30x
25x
20x
15x
10x
5x
0x
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
MAGNIFICENT SEVEN P/E using FY2 Est
REST OF MARKET P/E using FY2 Est
S&P 500 P/E using FY2 Est

Sit Investment Associates

Source: Factset Research Systems 7/7/23

ESTIMATES FOR AI STOCKS HAVE SEEN STRONG UPWARD REVISIONS YTD



Norm. EPS
FY23 EPS Revisions
FY23 and FY24 estimates for AI stocks are up 8.9% and 8.3% YTD
110
105
100
95
90
85
12/22
1/23
2/23
3/23
4/23
5/23
AI
Tech exAI
rest of SPX

AI = BCERTCAI (except ISRG, mcap weighted), Tech exAI = Tech sector + BigTech (Meta, Alphabet, Microsoft, Amazon, Apple, Nvdia). Data as of May 31, 2023

Source: Refinitiv, Bloomberg, Barclays Research



2000
Tech P/E ≈50x
2020s
Tech ROE well above Tech Bubble Levels
2020s
Tech P/E nowhere near Tech Bubble levels
60x
50x
40x
30x
20x
10x
0x
40%
30%
20%
10%
0%
'97 '99 '01 '03 '05 '07 '09 '11 '13 '15 '17 '19 '21 '23
S&P Tech Sector PE NTM, LHS
S&P Tech Sector Return on Equity LTM, RHS



Global Artificial Intelligence Market Size
AI Software
AI Services
AI Hardware
$318B
$383B
$450B
$550B
$640B
$750B
$900B
2020
2021
2022E
2023E
2024E
2025E
2026E

Source: Refinitiv, Bloomberg, Barclays Research 5/31/23, Statista, Factset, Piper Sandler, IDC 6/30/23, Bank of America/Merrill Lynch 2/28/23

GROWTH STOCKS NOT OVERLY EXPENSIVE BASED ON PE-TO-GROWTH (PEG) RATIOS

US Growth stocks PEG ratio is 1.2x (based on 3yr EPS growth), which is high compared to history (0.8x LR avg) but in line with pre-Covid levels

Median PE (12m fwd) / FY0-FY3 EPS Growth


3
2.5
2
1.5
1
0.5
0
PEG
1.2x
Jan-90
Oct-91
Jul-93
Apr-95
Jan-97
Oct-98
Jul-00
Apr-02
Jan-04
Oct-05
Jul-07
Apr-09
Jan-11
Oct-12
Jul-14
Apr-16
Jan-18
Oct-19
Jul-21
Apr-23
US High Growth

Source: IBES, MSCI, Bernstein Analysis

US Growth stocks PEG relative to the market is not elevated

Relative PEG


1.4
1.2
1
0.8
0.6
0.4
0.2
0
US Growth PEG relative to the market (0.5x) is not elevated
Jan-90
Oct-91
Jul-93
Apr-95
Jan-97
Oct-98
Jul-00
Apr-02
Jan-04
Oct-05
Jul-07
Apr-09
Jan-11
Oct-12
Jul-14
Apr-16
Jan-18
Oct-19
Jul-21
Apr-23
Relative PEG of high growth vs. market

Source: IBES, MSCI, Bernstein Analysis

European Growth stocks are not expensive vs. history (PEG 0.6x vs. LR average 0.7x based on 3yr EPS growth)

PE (12m fwd) / FY0-FY3 EPS Growth


2.5
2
1.5
1
0.5
0
0.6x
Jan-90
Oct-91
Jul-93
Apr-95
Jan-97
Oct-98
Jul-00
Apr-02
Jan-04
Oct-05
Jul-07
Apr-09
Jan-11
Oct-12
Jul-14
Apr-16
Jan-18
Oct-19
Jul-21
Apr-23
EU Growth

Source: IBES, MSCI, Bernstein Analysis

European Growth stocks PEG relative to the market is lower than average

Relative PEG


1.4
1.2
1
0.8
0.6
0.4
0.2
0
Jan-90
Oct-91
Jul-93
Apr-95
Jan-97
Oct-98
Jul-00
Apr-02
Jan-04
Oct-05
Jul-07
Apr-09
Jan-11
Oct-12
Jul-14
Apr-16
Jan-18
Oct-19
Jul-21
Apr-23
Relative PEG of high growth vs. market

Source: IBES, MSCI, Bernstein Analysis

EUROPE VS. U.S. STOCKS RELATIVE VALUATIONS

MSCI Eurozone median P/E



20
18
16
14
12
10
8
05 06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 23
MSCI Europe Median PE
Median
+stdev
-stdev

Source: IBES

MSCI Eurozone 12m Fwd PE relative to US



0.95
0.90
0.85
0.80
0.75
0.70
0.65
0.60
03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 23
MSCI Eurozone 12m Fwd P/E rel to US
Median
+1stdev
-1stdev

Source: IBES

MSCI Eurozone sector neutral P/E vs US



1.00
0.95
0.90
0.85
0.80
0.75
0.70
01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 23
Recessions
Eurozone Sector Neutral P/E relative to US
Median
+1 Stdev
-1 Stdev

MSCI Eurozone vs US P/Book



1.2
1.1
1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
81 83 85 87 89 91 93 95 97 99 01 03 05 07 09 11 13 15 17 19 21 23
MSCI Eurozone P/Book rel to US
Median
+1stdev
-1stdev

Source: JP Morgan 7/2/23

SMALL CAPS LOOK ATTRACTIVE AT CURRENT VALUATIONS



S&P 500 - PEG - FY1
Recession Periods - United States
AVG: 1.49
2.4x
2.2x
2.0x
1.8x
1.6x
1.4x
1.2x
1.0x
0.8x
'08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23



S&P 500 - PE - NTM
Recession Periods - United States
AVG: 15.94
24x
22x
20x
18x
16x
14x
12x
10x
'08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23



Russell 2000 - FY1 PEG
9.0x
8.0x
7.0x
6.0x
5.0x
4.0x
3.0x
2.0x
1.0x
0.0x
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
FY1 PEG
Avg. PEG



Russell 2000 - PE - NTM
Recession Periods - United States
60x
50x
40x
30x
20x
10x
'08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23

Source: FactSet Research Systems 7/10/23

Sit Investment Associates

EARNINGS YIELDS HIGHER THAN BOND YIELDS GLOBALLY


MSCI USA
MSCI USA - Earnings Yield
Govt Yield - 10 Yr
10%
8%
6%
4%
2%
'03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23


MSCI Europe (SR) (EUR)
MSCI Europe (SR) (EUR) - Earnings Yield
Govt Yield - 10 Yr
12%
10%
8%
6%
4%
2%
0%
-2%
'03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23


MSCI World ex USA
MSCI World ex USA - Earnings Yield
Govt Yield - 10 Yr
12%
10%
8%
6%
4%
2%
0%
'03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23


MSCI UNITED KINGDOM (SR) (GBP)
MSCI UNITED KINGDOM (SR) (GBP) - Earnings Yield
Govt Yield - 10 Yr
14%
12%
10%
8%
6%
4%
2%
0%
'03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23


MSCI Japan
MSCI Japan - Earnings Yield
Govt Yield - 10 Yr
10%
8%
6%
4%
2%
0%
'03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23

Source: FactSet Research Systems 7/10/23

INVESTMENT STRATEGY: GLOBAL EQUITIES

I. We are in a stock picker's market.

- Earnings growth is key to stock price appreciation and sustaining appreciation.
- Invest in high quality companies that have unit growth in sales, pricing power and improved margins resulting from volume/efficiency scalability. This should lead to strong, more predictable earnings growth.
- Focus on companies with strong balance sheets and are cashflow generative. We want to invest in companies that can survive tough economic times.
- Prefer dividend paying stocks.
- Focus on stocks with earnings growth fundamentals that can justify valuations.

II. Invest in a diversified portfolio.

- Difficulty in predicting the timing and strength of economic conditions but think 2024 economic conditions will improve from 2023.
- Seek exposure to secular growth sectors, cyclical growth sectors and defensive sectors.
  - Secular growth sectors (technology, health technology, health services)
  - Cyclical growth sectors (capital goods, energy, transportation)
  - Defensive sectors (consumer non-durables, utilities)
- Secular stock growers provide ongoing growth through slow economic conditions and valuations will become more attractive in an anticipated declining interest rate environment.
- Defensive stocks should provide reduced portfolio performance volatility in the near term.

Cyclical stock growers should appreciate in anticipation of better economic conditions in 2024. Cyclical growth sectors do best when going into the depths of the recession.

ECONOMIC CYCLE PHASES – MOST DIFFICULT PHASE TO INVEST IS BETWEEN A DOWNTURN AND AN UPTURN

Early Cycle, Mid Cycle, Late Cycle and Recession/Downturn regimes



Contraction <--> Expansion
Momentum, Growth,
High Dividends, High Quality, Low Risk
Phase 1 Recovery
Phase 2 Mid Cycle
Phase 3 Late Cycle
Phase 4 Downturn
Low Quality, Small Size, High Risk
High Quality, Low Risk, Large Size

Source: Bank of America/Merrill Lynch 6/23/23

GLOBAL STOCK CORRELATIONS WELL BELOW AVERAGE

The trend in stock-to-stock correlations has been falling



Macro-driven markets
Average of every stock-to-stock correlation
35%
30%
25%
20%
15%
10%
5%
0%
89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 23
Global stock-to-stock correlation
6 mma
Average

Source: Bank of America/Merrill Lynch 6/23/23

EQUITIES HISTORICALLY BOTTOM HALF-WAY THROUGH RECESSIONS



S&P 500 average price path in recessions
(100 at trough)
Recession
Post-war recessions average
Equity market
bottom
145
135
125
115
105
95
-300
-250
-200
-150
-100
-50
0
50
100
150
200
250
300
trading days



S&P 500 median price path in recessions
(100 at trough)
Recession
Post-war recessions median
Equity market
bottom
145
140
135
130
125
120
115
110
105
100
95
-300
-250
-200
-150
-100
-50
0
50
100
150
200
250
300
trading days

Source: Deutsche Bank 12/2/22

Sit Investment Associates

EQUITY SECTOR STRATEGY – OVERWEIGHT

SECTOR	Fundamentals/Themes Within Sector	Favorite Names
TECHNOLOGY (OVERWEIGHT)	• Key themes: AI, machine learning, cybersecurity, cloud computing, e-commerce and digital payments, digital transformations & workflow automation • Semiconductors benefiting from all secular themes and ever-increasing utilization in consumer and industrial products • Cost reductions set stage for improved operating leverage in a cyclical recovery • Favor cash flow-generating secular growers and firms where 2022's multiple contraction was far too severe relative to growth prospects	NVDA, TSMC, GOOGL, PANW, MSFT, AMZN, BKNG, ADBE, CRM, NOW, ACN
HEALTH CARE (OVERWEIGHT)	• Demographics underpin secular growth for health care within a global economy • Health care's innovation engine has never been stronger – producing curative products that improve outcomes at lower costs • Valuations for the overall sector are compelling relative to other defensive/non-cyclical sectors • Favor health insurers and providers bending cost-curves through efficient health delivery models, including outpatient care, telehealth, and home health • Prefer medical device manufacturers addressing chronic medical needs with minimally invasive, yet powerfully effective products and tools	ABT, ATRC, AZN, DXCM, TMO, CNC, MOH, THC, UNH
ENERGY/MATERIALS (OVERWEIGHT)	• Structural supply-side constraints suggest extended period of elevated, if volatile, energy prices – "all-of-the-above" approach needed to meet world's growing energy needs, including both fossil fuels and renewable sources • Energy price-levered companies offer a hedge against inflation and heightened geopolitical risk • Favor energy companies possessing advantaged assets, participating in growing markets (e.g. LNG), and/or with the capacity to sustainably increase shareholder returns • Prefer materials companies with exposure to copper, a key component in renewable energy/EV transition and estimated to be in structural supply deficit	COP, LNG, NOG, CHRD, SHEL, GLNCY, LYSDY, MP
CAPITAL GOODS (OVERWEIGHT)	• Surprising resilience in most major industrial markets, with incremental growth from infrastructure, secular growth end-markets (automation, EV's, electrification), and "near shoring" • Strong pricing overcoming raw costs and supply chain pressures, with cost relief in sight for 2023 • Despite geopolitical pressures, defense may lose "safe haven" status as budget impasse appears likely in 2023-2024 • Selectivity is key as valuations are above historical averages; too high given likely US/European recession • Investment focus on firms with visible growth in automation, aerospace, EV's, commodity capex, power/T&D	SIEGY, PH, ETN, HON, J, HUBB
TRANSPORTATION (OVERWEIGHT)	• Post-Covid shift from goods to services negatively impacting volumes on all modes • Inventory destocking hurting truckers in particular, but this should abate in 2023 • Strong pricing gains and cost actions providing earnings "floor" for trucks, rail, and parcels • Rail fundamentals stable given relative stability from intermodal, ag, coal, and auto • Travel surge boosting airlines, but capacity uptick in 2023 warrants caution • Prefer rails and parcel carriers based on valuation, strong pricing, and capital returns	UNP, FDX, KNX, TFII, ALK

Source: Sit Investment Associates, Inc. 5/18/23

EQUITY SECTOR STRATEGY – NEUTRAL/UNDERWEIGHT

SECTOR	Fundamentals/Themes Within Sector	Favorite Names
UTILITIES (NEUTRAL)	• Absolute valuations elevated relative to history, balanced by visible rate base growth and long-term growth benefits from changing U.S. energy landscape (wind and solar powered electricity generation, gathering and processing infrastructure for shale oil and gas) • Limited exposure to currency swings and inflationary cost trends • Emphasis on firms with limited rate/regulatory risk and high exposure to renewables	NEE, WEC, AES
FINANCIALS (UNDERWEIGHT)	• Peaking conditions for banks in terms of NIM, credit, and loan growth. Commercial Real Estate represents major credit risk • Rate increases are causing deposit outflows and losses in investment portfolios • Banks' regulatory headwinds increasing after two regional bank failures • Credit risks more prevalent outside of banking system given post-GFC regulations/lending restraint • Unlike 2008-2009, banks well capitalized and proactively adding to provisions • P&C insurers attractive due to major pricing upcycle, with additional boost from interest income • Sector valuations attractive, but catalysts are lacking - Focus on high quality, overcapitalized firms returning capital to shareholders	JPM, CB, AMP, GS, AJG, CG, O
COMMUNICATIONS (UNDERWEIGHT)	• Capital intensity with subpar returns for traditional telecom providers • Increasing competition in wireless market as penetration has peaked; Verizon and AT&T have been unable to add premium pricing for 5G service • We favor the service providers that can best monetize the "wireless Internet" including the network edge compute function such as the tower stocks and data center providers • Due to the limited range of 5G signals, more towers or small cells are needed for coverage thus benefitting the tower stocks - furthermore, the network edge compute function will likely be housed around the tower placements, again benefitting tower stocks	AMT, CLLNY
RETAIL TRADE (UNDERWEIGHT)	• Inflation, higher interest rates, and peaking labor markets are fundamental headwinds • Consumer spending preferences for experiences (dining out, travel) over goods (hardgoods, apparel) • Covid pandemic has hastened migration to e-commerce and demise of shopping mall • However, most retailers, even AMZN, are finding need to have brick & mortar presence, so are omnichannel (i.e., physical stores, online, pickup, delivery) • Off-price retailers benefitting from excess channel inventory and value-seeking consumers • We favor companies with visible sales outlooks, scale, and differentiated business models	AMZN, CVS, LULU, HD, TGT, TJX, ULTA
CONSUMER NON-DURABLES (UNDERWEIGHT)	• Slow secular volume growth, due to mature developed markets • Increasing competition in many categories from private label, local brands, and healthy/organic • Pickup in at-home food consumption and shift to trusted name brands during Covid; these trends are beginning to wane as price increases test sustainability of market share gains for name brand manufacturers • Reopening of global economies will help EL (makeup, travel) and MDLZ (emerging markets) • Margin pressure from supply chain costs and higher advertising & procurement spending • We favor firms with strong brands, global growth potential, and innovative new product development	STZ, DEO, EL, MDLZ, NSRGY, PEP, PG

Source: Sit Investment Associates, Inc. 5/18/23